UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

GENERAL FINANCE CORPORATION

(Name of Subject Company (Issuer))

UR MERGER SUB VI CORPORATION

a wholly owned subsidiary of

UNITED RENTALS (NORTH AMERICA), INC.

a wholly owned subsidiary of

UNITED RENTALS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001
(Title of Class of Securities)

369822101

(CUSIP Number of Class of Securities)

Joli Gross

UR Merger Sub VI Corporation

100 First Stamford Place, Suite 700

Stamford, CT 06902

Telephone: (203) 622-3131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Francis J. Aquila Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$609,366,062.00	$66,481.84

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by General Finance Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $19.00, the tender offer price, by (b) the sum of (i) 30,240,951, the number of issued and outstanding shares of Company common stock (including 403,428 shares of Company common stock underlying outstanding Company restricted stock), (ii) 321,220, the number of shares of Company common stock reserved for the Company’s stock plans, (iii) 1,452,199, the number of shares of the Company common stock underlying outstanding Company options and (iv) 57,528, the number of shares of the Company common stock underlying outstanding Company restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of April 15, 2021 the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $66,481.84.	Filing Party: UR Merger Sub VI Corporation.
Form or Registration No.: Schedule TO.	Date Filed: April 26, 2021.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 26, 2021 (together with any amendments and supplements thereto, the “Schedule TO”) by UR Merger Sub VI Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals (North America), Inc., a Delaware corporation (“URNA”) and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of General Finance Corporation, a Delaware corporation (the “Company”), at a price per Share of $19.00 net to the seller in cash, without interest, less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 26, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals—U.S. Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by replacing the seventh sentence under such heading, with the following sentence:

“The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on May 6, 2021.”

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals—New Zealand Regulatory Compliance” of the Offer to Purchase is hereby amended and supplemented by replacing the last and second to last paragraphs under such heading, with the following paragraph:

“On May 7, 2021, the required consent was granted by the OIO under the NZ Act, permitting the Merger Sub’s acquisition of Shares in the Offer and the Merger to proceed.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2021

UR MERGER SUB VI CORPORATION

By:	/s/ Joli Gross
Name: Joli Gross
Title: Senior Vice President, General Counsel & Corporate Secretary

UNITED RENTALS (NORTH AMERICA), INC.

By:	/s/ Joli Gross
Name: Joli Gross
Title: Senior Vice President, General Counsel & Corporate Secretary

UNITED RENTALS, INC.

By:	/s/ Joli Gross
Name: Joli Gross
Title: Senior Vice President, General Counsel & Corporate Secretary